

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2014

Via E-mail
Adriaan Reinders
Chief Executive Officer
EFactor Group Corp.
605 Market Street, Suite 600
San Francisco, CA 94105

> **Re:** **EFactor Group Corp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 28, 2014**
> **File No. 333-192574**

Dear Mr. Reinders:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Throughout your prospectus, you describe offering shares of your common stock on a "best efforts" basis through your placement agent Monarch Bay Securities, LLC. Paragraph 2(a) of your Placement Agent Agreement filed as Exhibit 1.1 provides that your placement agent will use "commercially reasonable best efforts" to solicit offers to purchase shares. Please explain whether "commercially reasonable best efforts" is the same standard as "best efforts." Otherwise, please revise to explain the differences between these standards and reconcile the discrepancy throughout your prospectus.

2.   The shares underlying the warrants that Monarch will receive warrants as compensation for distributing your shares must be listed in fee table and registered, as the warrants are

exercisable within as little as six months.   Please refer to paragraph (g) of Rule 457 in computing the filing fee. In the response letter, please explain the steps you plan to follow to provide a current prospectus for use when any shares underlying the warrants are distributed to the public. In your letter please also explain the reference to Rule 144 in paragraph 6 of the warrant agreement, which appears unavailable to the holder of the warrants or its transferees.

Prospectus Cover Page

3.   Please advise us whether your escrow agreement with Monarch Bay Securities may result in the return of offering proceeds to subscribers. If the escrow agreement's purpose is to ensure your placement agent receive its fees and not otherwise protective of investors, the references to your escrow agreement from your cover page does not appear to have any significance to potential investors. You should limit the references to the agreement to the plan of distribution section and clarify the purpose of the agreement.

Plan of Distribution, page 70

4.   Please revise this section to describe the arrangement with the placement agent in concrete terms rather than stating your expectations. We presume that the terms of the arrangement with the placement agent and the compensation it will receive are known and not subject to material changes.

5.   Paragraph 4.1 of your subscription agreement filed as Exhibit 10.11 requires subscribers to represent that are "knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in shares …."   Please clarify whether the investors in your offering are restricted to sophisticated investors or provide a revised subscription agreement. To the extent that conditions of this nature must be satisfied by investors they should be described in the forepart of the filings, such as the cover page or the summary. Disclose the consequences to investors of making such representations, or provide your analysis supporting a conclusion that such disclosure is not necessary.

6.   Please revise the description of your placement agent warrants to clarify that may be exercised on a cashless basis.

7.   Please expand the last paragraph on page 71 to state the minimum number of shares that will be subject to the four-month lock-up agreement. Please replace the phase "certain exceptions" with a concise and meaningful explanation of the scope of the exceptions to the lock-up agreements with your officers and directors.

Exhibits

8.   Please file your form of lock-up agreement as an exhibit. Also, please file a revised legal opinion that addresses the legality of the common stock underlying the placement agent warrants.

         Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3462 with any questions.

                                                            Sincerely,

                                                            /s/ Mark P. Shuman

                                                            Mark P. Shuman
                                                            Branch Chief - Legal

cc: Via E-mail
         Richard I. Anslow, Esq.
         Ellenoff Grossman & Schole LLP